UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42117

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Cresap Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

259 N Radnor Chester Rd. Ste. 140

(No. and Street)

Radnor	**PA**	**19087**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Cresap	**610-341-1327**	**mcresap@cresap.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo & Chiaverelli LLC CPA's

(Name – if individual, state last, first, and middle name)

One Bala Ave., Ste 234	**Bala Cynwyd**	**PA**	**19004**
(Address)	(City)	(State)	(Zip Code)

09/01/2009	**3721**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Marisa Welch _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cresap Inc. _____, as of 12/31 _____, 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Richard L. Hess, Notary Public
Delaware County
My commission expires July 6, 2022
Commission number 1190414
Member, Pennsylvania Association of Notaries

Signature: Marisa Welch

Title:
Vice President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CRESAP, INC.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2021 WITH
REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR

CRESAP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

Page

Report of independent registered public accounting firm.........................1-2

Financial statements

 Statement of financial condition... 3

 Statement of income... 4

 Statement of changes in stockholder's equity...........................5

 Statement of cash flows.. 6

 Notes to financial statements...7-13

Additional information

 Computation of net capital requirement under Rule 15c3-1
  of the Securities and Exchange Commission – Schedule I............14-15

 Exemptive provisions under SEC Rule 15c3-3 - Schedule II...........16

Exemption report, review by independent registered public accounting firm...17

Exemption report...18

Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation.......................19-20

Schedule of Assessment and Payments (General Assessment Reconciliation
  Form SIPC-7)..21

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Cresap, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cresap, Inc.(the "Company"), as of December 31, 2021, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission or contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

March 8, 2022

Bala Cynwyd, PA 19004

CRESAP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 987,571
Restricted cash	25,661
Receivables from clearing organization	224,638
Receivables from affiliated registered representatives	2,696
Prepaid expenses	49,966
Right of use lease asset, net	366,404
Furniture and equipment, less accumulated depreciation of $274,59(	52,658
	$ 1,709,594

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 194,246
Commissions payable	146,263
Payroll taxes payable	13,868
Retention award liability	400,000
Lease liability	369,485
Total liabilities	1,123,862

Stockholder's Equity

Common stock; 100 shares authorized; 100 shares issued and outstanding	10
Additional paid in capital	143,120
Retained earnings	442,602
Total stockholder's equity	585,732
	$ 1,709,594

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE

Commission income	$ 2,660,113
Interest income	155,170
Advisory fees	2,496,128
Mutual fund fees	684,770
Other income	252,751
Total revenue	6,248,932

EXPENSES

Employee compensation and benefits	863,307
Commissions and floor brokerage	4,429,840
Communications	24,626
Regulatory fees	113,029
Occupancy	104,043
Other operating expense	306,031
Total expenses	5,840,876

Net Income	$ 408,056

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2021	$ 10	$ 143,120	$ 434,546	577,676
Distributions to shareholder	-	-	(400,000)	(400,000)
Net income, year ended December 31, 2021	-	-	408,056	408,056
Balances, December 31, 2021	$ 10	$ 143,120	$ 442,602	$ 585,732

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 408,056
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	9,981
(Increase) decrease in	
Receivables from clearing organization	15,479
Receivables due from affiliated representatives	(238)
Prepaid expense	(11,063)
Right of use assets	(215,444)
Increase (decrease) in	
Accounts payable and accrued expenses	48,778
Accrued commissions	(45,394)
Payroll taxes payable	3,590
Retention award liability	(100,000)
Lease liability	213,454
Cash provided by operating activities	327,199
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(36,397)
Cash used by investing activities	(36,397)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to shareholder	(400,000)
Cash used by financing activities	(400,000)
Decrease in cash	(109,198)
Cash equivalents and restricted cash at beginning of year	1,122,430
Cash equivalents and restricted cash at end of year	$ 1,013,232

Reconciliation of cash, cash equivalents and restricted cash as reported within the statement of financial condition to the amounts in the statement of cash flows:

Cash and cash equivalents	$ 987,571
Restricted cash	25,661
Total cash, cash equivalents and restricted cash shown in the statement of cash flow	$ 1,013,232

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Cresap, Inc. (the "Company") was incorporated on December 7, 1989 in the Commonwealth of Pennsylvania for the purpose of conducting business as a broker-dealer. On January 16, 1990, 100 shares of common stock were sold to the President and sole stockholder, Mark W. Cresap, III. The Company became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority) on May 11, 1990.

The Company uses a clearing broker-dealer for all customer transactions.

Significant Accounting Policies
Cash
For purposes of the statement of cash flows, the Company includes as cash, amounts on deposit at banks and funds held on account by the Company's clearing broker. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated lives ranging from five to seven years. In 2021 depreciation expense was $9,981.

Securities Transactions
All securities transactions and related commission income and expenses are recorded on the trade date basis as if they had settled.

Mutual Fund Fees
Broker-dealers acting as mutual fund distributors may earn 12b-1 fees, paid by the fund to the broker-dealer to cover distribution expenses which encompass marketing and selling of fund shares.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

Restricted Cash
Restricted cash consists of contractually restricted account balances held at the Company's clearing broker.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 606 Revenue Recognition

The Company classifies its revenues into the following categories:

Mutual fund fees - The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Revenues from the sale of mutual fund products are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients in the form of 12b-1 payments and retrocessions. 12b-1 service fees are generally based on the average daily market value of client assets held in a company's mutual fund. 12b-1 fees are paid monthly or quarterly. Monthly 12b-1 fees are recognized as received while quarterly 12b-1 fees are accrued monthly using managements best estimate based on prior quarterly fees received.

Principal transactions–the Company effects riskless principal transactions which are trades executed through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Revenue from riskless principal transactions consists of mark-ups and mark-downs that result from the Company's purchase and sale of over-the-counter corporate obligations, certificates of deposit including structured notes, and municipal obligations. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Commissions – consist of charges to clients for the purchase or sale of equities, options, and some fixed income products. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Account maintenance fees – consist of fees charged to clients for various services performed by the Company including the supervision of account activity, ensuring compliance with industry rules and regulations, distributing client funds as requested, and other administrative and operational activities. This fee is charged semi-annually in advance. There is no contract or specific performance obligation associated with the fee however the fee is deferred and recognized over the six month period.

---

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 606 Revenue Recognition (Continued)

Transaction processing and other account related fees – consist of ticket charges, service fees, wire transfer fees, and other fees associated with processing transactions and client requests. These fees are charged as the specific performance obligation is performed and recognized as received.

Accounting Pronouncements - ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC842"). which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. Under the new standard, the initial measurement will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of the lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis.

Subsequent to commencement, we have measured the lease liabilities at the present value of the unpaid lease payments, discounted using the rate established at commencement. The lease liabilities are included in Lease Liabilities in the accompanying Statement of Financial Condition.

We will recognize the following amounts in earnings each period of the lease term:

A single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. The remaining lease cost equals the total lease payments for the lease term, plus total initial direct costs incurred, less the periodic lease cost previously recognized. If an operating lease ROU asset has been impaired, for each period from the date of impairment through the end of the lease term, the single lease cost is calculated as the sum of the accretion of the lease liability and the amortization of the ROU asset.

Any variable lease payments, in the period in which the obligation is incurred, or achievement of the target that triggers the variable payments becomes probable.

Any impairment of the ROU asset.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Pronouncements - ASC 842 Leases (Continued)

We have included the costs of the operating leases in Other Expenses in the accompanying Statement of Income.

Impairment Testing

We subject ROU assets to impairment testing in a manner consistent with other long-lived assets. If the ROU asset is impaired, we amortize the remaining ROU asset evenly over the remaining lease term, except that in periods after the impairment, we continue to present a single lease cost in earnings.

In September 2021, the Company constructively assumed responsibility for the 9th amendment to a lease for office space in Radnor, Pennsylvania held by a company under common control. The amended agreement requires certain payments described in footnote 4, Lease Commitments. At September 30, 2021 the Company recorded a ROU asset of $392,576 and an operating lease liability of $392,576. Our calculations were based on a term ending June 30, 2025 assuming a discount rate of 3.25%, our estimated incremental borrowing rate.

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15c3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

(2) NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of the Securities and Exchange Commission (Rule 15c 3-1), the Company is required to maintain a minimum "net capital," as defined under such provisions. The rule requires that "aggregate indebtedness," as defined, shall not exceed fifteen times "net capital," as defined, and that minimum "net capital" must be the greater of $50,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2021 the Company had net capital of $446,699 which was $396,202 in excess of the minimum net capital requirement of $50,497. The Company's net capital ratio was 1.70 to 1.

(3) INCOME TAXES

The Company has elected to be treated under the provisions of Subchapter S of the Internal Revenue Code and comparable provisions of the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or Pennsylvania corporate taxes on its taxable income. Instead, the stockholder is liable for federal and Pennsylvania income taxes on the Company's taxable income.

Accounting standards require the tax effects of uncertain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that based on their technical merit have more than 50% likelihood of being sustained upon IRS examination. Management estimates that there are no uncertain tax positions as of December 31, 2021.

The Company's corporation income tax returns for the years ending December 31, 2018, 2019 and 2020 are subject to examination by the Internal Revenue Service.

(4) LEASE COMMITMENTS

The Company has a lease agreement for office space at 259 Radnor Chester Road, Suite 140, Radnor, PA. The term of the lease is from July 1, 2022 through June 30, 2025. In addition, the Company is obligated to pay for a proportional amount of the building's costs.
Future minimum lease payments at December 31, 2021 are as follows:

-11-

(4) LEASE COMMITMENTS (Continued)

2022	107,602
2023	111,713
2024	114,506
2025	57,960
Total payments due under finance lease liability	391,781
Less discount to present value	(22,296)
Total finance lease liability	$369,485

Rent expense for 2021 was $104,043.

(5) EMPLOYEE BENEFIT PLANS

The Company has adopted a qualified profit sharing plan with a 401(k) deferred compensation provision. All employees are eligible to participate in the Company's profit sharing plan and 401(k) plan as long as they are at least 21 years of age and have completed one year of employment. The profit sharing plan provides for contributions by the Company in such amounts as management may determine. The company incurred no profit sharing plan expense for the year ended December 31, 2021. The salary deferral 401(k) plan allows eligible employees to defer up to twelve percent of their salary and requires no matching Company contribution.

The Company has adopted a Section 125 plan that offers all employees pre-tax health insurance benefits.

(6) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(7) CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times during operations has cash deposits which exceed $250,000. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 of funds on deposit. In addition, the Company's bank often places funds in temporary investments which are not insured by the FDIC. The Company had no funds in temporary investment accounts at December 31, 2021. Funds held in the Company's bank account of $764,979 were in excess of FDIC coverage at December 31, 2021.

(8) SUBSEQUENT EVENTS

Events subsequent to December 31, 2021 of the Company have been evaluated through March 8, 2022, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2021.

(9) COMMITMENTS AND CONTINGENCIES

The Company can be subject to regulatory inquires that result in the assessment of fines or other sanctions. Management has determined that as of the date of the financial statement, no assessment of fines or other sanctions are imposed.

CRESAP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL

Total stockholder's equity qualified for net capital		$ 585,732
Deductions and/or charges:		
Non-allowable assets:		
Receivables of 12b1 commissions	22,993	
Receivables from affiliated registered representatives	2,696	
Prepaid expenses	49,966	
Furniture and equipment less		
accumulated depreciation	52,658	
Postage reimbursement	10,720	
Total nonallowable assets		139,033
Net capital before haircuts		446,699
Haircut on securities		-
Net Capital		$ 446,699

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 194,246
Accrued commissions	146,263
Payroll taxes payable	13,868
Retention award liability	400,000
Excess lease liability	3,081
Total aggregate indebtedness	$ 757,458

-14-

CRESAP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 50,497
Excess net capital at 1500%	$ 396,202
Excess net capital at 1000%	$ 370,953
Ratio: aggregate indebtedness to net capital	1.70 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2021)

Net capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 446,699
Adjustments - Net	-
Net capital reported herein	$ 446,699

CRESAP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2021

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is First Clearing LLC.

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2021

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report

To the Board of Directors:
Cresap Inc.

We have reviewed management's statements, included in the accompanying Exemption
Report, on which Cresap Inc. identified the following provisions of 17 C.F.R. ~15c3-3(k)
under which Cresap Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC
Rule 15c3-3(k)(2)(ii) and Cresap Inc. stated that Cresap Inc. met the identified exemption
provisions throughout the most recent fiscal year without exception. Cresap Inc.'s
management is responsible for compliance with the exemption provisions and its
statements.

Our review was conducted in accordance with the standards of the Public Company
Accounting Oversight Board (United States) and, accordingly, included inquiries and
other required procedures to obtain evidence about Cresap Inc.'s compliance with the
exemption provisions. A review is substantially less in scope than an examination, the
objective of which is the expression of an opinion on management's statements.
Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made
to management's statements referred to above for them to be fairly stated, in all material
respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under
the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 8, 2022

- 17 -



Exemption Report

We confirm, to be best of our knowledge and belief, that:

1. Cresap Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2021 to December 31, 2021.

2. Cresap Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the calendar year January 1, 2021 to December 31, 2021.

Signed: _Mark Cresap_

Title: _President_

Date: _3/8/2022_

MEMBER
FINRA


SECURITIES INVESTOR
PROTECTION CORPORATION

259 North Radnor Chester Road
Suite 140, Radnor Court
Radnor, Pennsylvania 19087
610-341-1320
800-760-3126
Fax 610-341-1339
mcresap@cresap.com
website: www.cresap.com

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
Cresap, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities
Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC)
Series 600 Rules, which are enumerated below and were agreed to by Cresap, Inc. and
the SIPC, solely to assist you and SIPC in evaluating Cresap, Inc.'s compliance with the
applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the
year ended December 31, 2021. Cresap, Inc.'s management is responsible for its Form
SIPC-7 and for its compliance with those requirements. This agreed-upon procedures
engagement was conducted in accordance with standards established by the Public
Company Accounting Oversight Board (United States) and in conformance with
attestation standards established by the American Institute of Certified Public
Accountants. The sufficiency of these procedures is solely the responsibility of those
parties specified in this report. Consequently, we make no representation regarding the
sufficiency of the procedures described below either for the purpose for which this report
has been requested or for any other purpose. The procedures we performed and our
findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
   disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-
   17A-5 for the year ended December 31, 2021, with the Total Revenue amount
   reported in Form SPIC-7 for the year ended December 31, 2021, noting no
   differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules
   and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-
   7 and in the related schedules and working papers supporting the adjustments,
   noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with
   the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Cresap, Inc.'s compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Cresap, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 8, 2022

CRESAP, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2021

Total Revenue	$ 6,248,932
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(752,264)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(145,186)
SIPC Net Operating Revenues	5,351,482
General Assessment @ .0015	8,027
Payments made with 2021 Form SIPC-6 (Paid July 30, 2021)	(4,121)
Balance paid with SIPC-7 (Paid January 19, 2022)	$ 3,906